ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 May 2002

02034691

SUPPL

02 JUN 10 AM 10:01

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

dlw 6/10

Lodgement with Australian Stock Exchange:
21 May 2002 ASX Release (2 separate releases)

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

21 May 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

Dear Sir/Madam

ANNUAL GENERAL MEETING - RESOLUTIONS

Please be advised that all resolutions put to shareholders at the Annual General Meeting of First Australian Resources Limited this morning were passed without amendment.

All resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Law, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	At discretion of proxy
1	11,986,204	11,742,537	16,104	227,563	8,401,765
2	11,986,204	11,742,537	16,104	227,563	8,401,765

Yours faithfully
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Tuesday 21 May 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

J SAND PROSPECT – LAKE LONG, SOUTH LOUISIANA

First Australian Resources Ltd (FAR) is pleased to announce participation in the J Sand Prospect at Lake Long, Lafourche Parish Louisiana. The J Sand Prospect will be tested by an 11,000 foot (True Vertical Depth) well, the SL 328 No 8, on the 1,324 acre State Lease.

FAR has enjoyed considerable success at Lake Long from all three wells in which it has participated. The No 6 and No 7 wells, in which FAR holds a 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic acquired by US entities, Burlington and Vastar.

The Operator describes the J Sand play as a development test of the G, H and J Sands that are productive within the Lake Long Field. The Prospect will be accessed by re-entering the existing SL 328 No 2 wellbore and sidetracking from a kick-off point at 8,500 feet to a bottom hole location approximately 1,400 feet southwest. Based on subsurface well control and 3D mapping, the Operator estimates reserve potential at 3.49 BCF of gas and 553,058 barrels of oil. Existing infrastructure will enable immediate product sales in the event of success.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. Kriti is currently sourcing a barge rig which is likely to be available within 30 days and will enable FAR to capture the strong market for natural gas within the USA.

FAR has agreed, subject to final documentation, to participate by taking 15 percent of the prospect offering to earn an 11.25 percent working interest. Other participants ate all USA based entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farol.com.au Web: www.farol.com.au

PECAN LAKE, CAMERON PARISH, SOUTH LOUISIANA.

FAR has agreed to a proposal by Goodrich Petroleum to re-enter the Cutler #1 well at Pekan Lake and perform a work-over of the interval from 8,881 to 8,921 feet. This interval has already produced 2.9 BCF of gas and 27,000 barrels of condensate prior to encountering problems in the production tubing.

The Pecan Lake Field has produced in excess of 345 BCF of gas and 622,000 barrels of condensate. In addition to the 5.09 percent working interest in the Cutler well, FAR holds a small royalty interest in five producing wells in the field acquired from Mobil. The field comprises 870 gross acres on a relatively low relief four way closure with multiple stacked sands and is covered with 3D seismic acquired by UPRC and Mobil.

EWING No 2, CLEAR BRANCH FIELD, NORTH LOUISIANA

The above well has been staked, permitted, right-of-way paid for and a directional plan drawn up to drill some 500 feet south of the Ewing No 1 wellbore. The location is built and waiting on a rig. The well is targeting the Hosston Sands and should take approximately 20 days to reach total planned depth of 10,000 feet.

A rig will be contracted once final working interests are placed which the operator expects to happen shortly. FAR has a 9.375 percent interest in the well and project.

Michael Evans
Chairman

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.farnl.com.au